

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
Thomas Cooke
President and Chief Executive Officer
Saratoga Resources, Inc.
3 Riverway, Suite 1810
Houston, Texas 77056

> **Re:**   **Saratoga Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 13, 2014**
> **File No. 333-193337**

Dear Mr. Cooke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Forward-Looking Statements, page i

2.   The safe harbor for forward-looking statements provided in the Private Securities
        Litigation Reform Act of 1995 does not apply to statements made in connection with a
        tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of
        the Exchange Act. Therefore, please delete the reference to the safe harbor or state
        explicitly that the safe harbor protections it provides do not apply to statements made in
        connection with the offer.

Where You Can Find More Information, page 81

3.   We note that it appears that you are incorporating by reference your Exchange Act filings
        to provide required information. However, it does not appear that you are eligible to
        provide such information in this manner. Please provide your analysis with respect to
        your eligibility to incorporate such information by reference. Refer to General
        Instruction B of Form S-4. In the alternative, please revise your registration statement to
        provide the information required by Item 14 of Form S-4.

Signatures, page II-5

4.   Please ensure that your amendment includes the required signatures for each guarantor.
        For example, we note that for each guarantor no signatures have been provided on behalf
        of a majority of the board of directors or persons performing similar functions. See
        Instruction 1 to Signatures on Form S-4.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David Bowsher
       Adams and Reese LLP